Cane Clark LLP				3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Chad Wiener+	Scott P. Doney~	Telephone: 702-312-6255
Facsimile: 702-944-7100
Email: bclark@caneclark.com

October 6, 2005

UNITED STATES SECURITIES AND EXCHANGE
COMMISSION-Division of Corporation Finance
100 F. Street NE
Washington, D.C. 20549
Mail Stop 4561

ATTENTION: Eric McPhee

Re: United American Corporation
Form 10-K for the year ended December 31, 2004
Filed April 29, 2005
File No. 0-27621

We write on behalf of United American Corporation (the “Company”) in response to Staff's letter of July 26, 2005 by Daniel L. Gordon, Branch Chief at the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced annual report on Form 10-KSB filed April 29, 2005 (the “Comment Letter”). On behalf of the Company, we are submitting this response to the Comment Letter. The Company will endeavor to supplement this correspondence with a response to all comments not addressed herein when the Company is able to respond completely and accurately. The delay in responding fully to all comments is attributable to the Company dismissing its former auditor and engaging a new auditor coupled with its efforts to remedy errors in the Company’s prior disclosure.

The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

Sale of Teliphone Inc.

7.
Please tell us the details of the sale of Teliphone Inc. Provide all relevant terms of the sale, and indicate how youhave accounted for the sale. Additionally, please tell us when you will report this transaction on Form 8-K, or the reasons you believe you are not required to do so.

In response to this comment, the Company reported in its quarterly report on Form 10-QSB for the period ended June 30, 2005 that it initially proposed to spin-off its subsidiary Teliphone, Inc. (“Teliphone”). In April 2005, the Company was presented with an opportunity where Teliphone would enter into a merger with a wholly-owned subsidiary of OSK Capital II Corp. (“OSK”), a public reporting company under Section 12(g) of the Securities Exchange Act of 1934. As a result

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of this opportunity, the Company did not present its original proposal to the shareholders for their consideration and approval. On April 28, 2005, OSK completed its acquisition of Teliphone, pursuant to an Agreement and Plan of Merger and Reorganization. At the effective time of the merger, OSK acquired all of the outstanding shares of Teliphone and Teliphone merged with OSK II Acquisition Corp., a Florida corporation and wholly-owned subsidiary of OSK Capital II, Corp. Following the merger, Teliphone was the surviving corporation. OSK issued 25,000,000 common shares in exchange for all of the issued and outstanding shares of Teliphone and these shares of OSK were issued to the Teliphone shareholders on a pro rata basis. The Company owned 100 common shares of the 104 common shares issued and outstanding in Teliphone. As a result, the Company received 24,038,462 shares of OSK. Following the effectiveness of the merger, OSK had 30,426,000 common shares issued and outstanding. Consequently, Teliphone became a wholly owned subsidiary of OSK and OSK is currently a majority-owned subsidiary of the Company. The Company’s current proposal is to spin-off its majority-owned subsidiary, OSK. The Company intends to present this proposal to its shareholders for their consideration and approval, but has not done so at the present time.

Purchase of Interest in Dialek Telecom

8.
Please tell us the details of your transaction to purchase a majority interest in Dialek Telecom. Provide all revevant terms of the transaction, and indicate how you have accounted for the purchase. Additionally, please tell us when you will report this transaction on Form 8-K, or the reasons you believe you are not required to do so.

In response to this comment, the Company reported in its quarterly report on Form 10-QSB for the period ended June 30, 2005 that the proposed transaction set forth in a letter of intent with Dialek Telecom executed on May 16, 2005 was subject to the final negotiation and execution of a definitive agreement. The Company further disclosed that the parties were unable to reach an agreement on acceptable terms and a definitive agreement was never consummated. The Company did not report this transaction on Form 8-K because the parties never executed a definitive agreement.

If you have any questions regarding this comment letter, please feel free to contact me at
702-312-6255.

Sincerely,

/s/ Bryan R. Clark
      Bryan R. Clark